Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR11-14	August 24, 2011

International Tower Hill Mines Appoints Tom Yip
as its new Chief Financial Officer

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) announces the appointment of Mr. Tom S. Q. Yip as the Company’s new Chief Financial Officer, effective September 7, 2011. Mr. Yip has over 25 years of experience in all aspects of financial management including strategic planning, mergers and acquisitions, treasury and capital structure, reporting and risk management with both private and publicly traded resource companies.

Most recently, Mr. Yip served as the Chief Financial Officer for Silver Standard Resources Inc., a Canadian mining company with a substantial portfolio of silver properties in the Americas. Since 2007, he was a key member of the leadership team to transition from an exploration and development company to a producer. Prior to that, he served as the Chief Financial Officer for Asarco, LLC, a copper mining, smelting and refining company, from 2006 to 2007. He began his career in the mining industry with Echo Bay Mines Ltd., where he worked for 20 years holding various financial roles of increasing responsibility, including Principal Accounting Officer and then Chief Financial Officer, before the company merged with Kinross Gold Corporation in 2003. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

“I am very pleased to welcome Tom to the executive team,” stated James Komadina, Chief Executive Officer of ITH. “His diverse and extensive experience in financial management with major global mining and resource companies will further strengthen our team as we advance the Livengood project through development into a major new gold mine in North America.”

Mr. Yip will succeed Michael Kinley, CA, who will remain with the Company as a consultant through a transition period before leaving to pursue other opportunities. The Company would like to take this opportunity to thank Mr. Kinley for his many contributions to the growth of the Company since 2006 and to wish him success in his future endeavours.

Grant of Incentive Stock Options

The Company also announces that, pursuant to its 2006 Incentive Stock Option Plan, it has granted Mr. Yip incentive stock options to purchase 650,000 common shares in the capital stock of the Company. The options are exercisable on or before August 24, 2016 at a price of CAD 8.07 per share and will vest as to one-third on August 23, 2011, as to one third on August 23, 2012 and as to the balance on August 23, 2013.

International Tower Hill Mines Ltd.	- 2 -	August 24, 2011
NR11-14 Continued

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2011 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

On behalf of
International Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:	Shirley Zhou, Vice-President - Corporate Communications
E-mail: szhou@ithmines.com
Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for a production decision to be made in respect of the Livengood Project, the potential for any production at the Livengood project, business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.